Exhibit 99.1

NEW PACIFIC FILES BASE SHELF PROSPECTUS TO REPLACE EXPIRED SHELF PROSPECTUS

VANCOUVER, BC, Aug. 22, 2023 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE: NEWP) is pleased to announce that in order to replace its prior base shelf prospectus that expired on August 15, 2023, it has filed a final short form base shelf prospectus (the "Prospectus") with the securities regulatory authorities in each of the provinces of Canada and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission (the "Registration Statement"). The Prospectus and the Registration Statement are expected to provide the Company with flexibility and efficiency in future financings, if and when needed, and replace the prior base shelf prospectus, which was filed in July 2021 and expired in August 2023.

The Prospectus and Registration Statement enable the Company to make offerings of up to US$200,000,000 of common shares, preferred shares, debt securities, warrants, units or subscription receipts of the Company, or any combination thereof, from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement (each, a "Prospectus Supplement"), during the 25-month period that the Prospectus is effective. The specific terms of any future offering will be established in the applicable Prospectus Supplement, which will be filed with the applicable Canadian and United States securities regulatory authorities.

A copy of the Prospectus can be obtained under the Company's SEDAR+ profile on www.sedarplus.ca and a copy of the Registration Statement can be obtained under the Company's EDGAR profile at www.sec.gov. A copy of the Prospectus and the Registration Statement may also be obtained from the Company upon written request from the contact below.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia, including the Company's flagship project, the Silver Sand Silver project (the "Silver Sand Project"), the Company's recently discovered Carangas Silver-Gold project (the "Carangas Project") and the Company's third project, the Silverstrike Silver-Gold project.

For further information, please contact:

Andrew Williams, President
New Pacific Metals Corp.
1066 W Hastings St Suite 1750,
Vancouver, BC V6E 3X1
Phone: (604) 633-1368 Ext. 236
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive the Company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to, statements regarding: the Company's expectations regarding the Prospectus and the Registration Statement and future offerings of the Company pursuant to Prospectus Supplements; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's annual information form for the year ended June 30, 2022 (the "AIF") and its other public filings. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of a mining production contract with the Bolivian state mining corporation, Corporación Minera de Bolivia, by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to administrative mining contracts; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 07:30e 22-AUG-23